PENGROWTH ENERGY CORPORATION
2100, 222 Third Avenue S.W., Calgary, Alberta T2P 084
Tel 403-233-0224 • Fax 403-265-6251 • Toll Free 1-800-223-4122 • website: www.pengrowth.com

August 1st,  2012

H. Roger Schwall
Assistant Director
Division of Corporate Finance
United States Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re:	Pengrowth Energy Corporation (file No. 001-31253)
Form 40-F for year ended December 31, 2011
Filed February 28th, 2012

Dear Mr. Schwall:

This is in response to your letter dated July 27th, 2012 requesting additional information regarding Pengrowth Energy Corporation (“Pengrowth”) Financial Statements Note 23. Reconciliation From Previous GAAP to IFRS. We will address each of your comments sequentially and Pengrowth acknowledges that:

—	it is responsible for the adequacy and accuracy of the disclosure in the filing;

—	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

—	Pengrowth may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Mandatory Exceptions in Appendix B of IFRS 1

As required by IFRS 1, Pengrowth applied all five of the mandatory exemptions in Appendix B of IFRS 1. Exemptions a through c of B1 were not applicable to Pengrowth. With respect to item d of B1, financial assets measured at amortized cost, the analysis was based on the facts and circumstances that existed at the transition date. The only significant financial assets are trade receivables. An analysis of Pengrowth’s financial assets as at January 1st, 2010 revealed a single financial asset where a marked-to-market loss of approximately Cdn$200,000 would be recognized upon transition. Given the nature of Pengrowth’s financial assets, disclosure of the effect of this mandatory exemption was not made in the Form 40-F as the impact was insignificant. With respect to item e of B1, embedded derivatives, the separation analysis was based on the date that Pengrowth became party to the contract (paragraph B4.3.11 of IFRS 9 was not relevant). Due to the limited number of embedded derivatives at Pengrowth the effect of this mandatory exemption was not disclosed in the Form 40-F.

Business Combination Exemption in Appendix C of IFRS 1

Pengrowth provided the following disclosure in Note 2. Significant Accounting Policies, page 45 of the annual consolidated financial statements:

“As part of the transition to IFRS, the Corporation elected to not restate business combinations that occurred prior to January 1, 2010. In respect of acquisitions prior to January 1, 2010, goodwill represents the amount recognized under the Corporation’s previous GAAP.” – page 47

Other Exceptions in Appendix D of IFRS 1

Appendix D provides 17 optional exemptions to the full retrospective application of IFRS, all of which were analyzed by Pengrowth as part of its IFRS transition plan. The majority of the optional exemptions were not applicable or had an insignificant impact on Pengrowth. In accordance with IFRS 1.23 and 1.25 the transition disclosures focused on providing “sufficient detail to enable users to understand the material adjustments” to the financial statements. Pengrowth’s transition note provides a considerable amount of detail as to the nature and extent of individual IFRS transition differences.

The optional exemptions that had a significant impact on Pengrowth related to the deemed cost exemption and accounting for decommissioning obligations as a result of taking the deemed cost election for full cost entities. The impact of these differences is disclosed in Note 23. All other optional exemptions did not have a material impact and were not discussed specifically in the IFRS transition note.

We trust that the above addresses the comments in your letter.

Sincerely,

PENGROWTH ENERGY CORPORATION

/s/ Chris Webster
Chris Webster
Chief Financial Officer